

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
John T. Staton
Chief Financial Officer and Treasurer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611

Re: Accretive Health, Inc.
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
File No. 1-34746

Dear Mr. Staton:

We have reviewed your response letter dated September 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2011

General

1. You state that Ascension Health does not have significant influence on your management or operational policies. However, we note the following:
   - As disclosed on page 30 of your Form 10-K for the fiscal year ended December 31, 2010, your master services agreement with Ascension Health requires you to offer to Ascension Health's affiliated hospitals service fees that are at least as low as the fees you charge any other similarly situated customer receiving comparable services at comparable volumes.

     o   As disclosed on page 31 of your Form 10-K for the fiscal year ended December 31, 2010, under the terms of your master services agreement with Ascension Health, you are required to consult with Ascension Health's affiliated hospitals before undertaking services for competitors specified by them in the managed service contracts they execute with you.

     o   Ascension Health was your founding customer, is a 7% owner of your company, and your aggregate net services revenue from Ascension Health and affiliated hospitals accounted for 46.4% and 56.3% of your total net services revenue during the six months ended June 30, 2011 and 2010, respectively.

In light of these facts, it appears that Ascension Health may significantly influence the management or operating policies of your company to an extent that you might be prevented from fully pursuing your own separate interests. Please further clarify how you determined that Ascension Health did not meet the definition of a related party in paragraph (f) of ASC 850-10-20.

Item 1. Financial Statements, page 2

Note 12 – Subsequent Events, page 10

2.   We note your response to comment 2 in our letter dated August 31, 2011. We continue to question your determination that no allowance was needed for this receivable. Please address the following:

     o   Provide us with an expanded discussion regarding your decision to seek payment through the dispute resolution and arbitration provisions of your contract with this customer. Specifically tell us why you decided to proceed in this manner if you did not think it was probable that you would be unable to collect all amounts due according to the contractual terms of the receivable.

     o   Tell us how the dispute resolution/arbitration process works. Discuss the expected length of the process and the cost involved.

     o   Explain if the customer has indicated that it does not believe its billings are appropriate. If so, please tell us if you think that there are implications that billings to other customers may be called into question.

     o   Advise us of the progress made to date and how many days the balance has been outstanding.

     o   Furthermore, you note that no reasonable estimate of a range for a reserve could be made; please elaborate on why you could not estimate a range of loss.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

3.   We note your response to comment 3 in our letter dated August 31, 2011. For the $9.6 million balance that is over 180 days old as of June 30, 2011 and still has not been collected, please further tell us your basis for not providing a reserve for this balance. Tell us specifically how you consider length of time the balance has been outstanding in your analysis.

4.   You disclose on page 56 of your Form 10-K for the fiscal year ended December 31, 2010 that you maintain an estimated allowance for doubtful accounts to reduce your gross accounts receivable to the amount that you believe will be collected. Please confirm to us, and disclose in future filings if true, that you consider a receivable to be impaired when, based on current information and events, it is probable that you will be unable to collect all amounts due according to the contractual terms of the agreement, consistent with ASC 310-10-35-16.

5.   We note your response to comment 4 in our letter dated August 31, 2011. Please confirm that you will also discuss changes in the age of your receivables in your MD&A in future filings similar to the discussion in the second paragraph of your response to comment 3 in our letter dated August 31, 2011.

Consolidated Results of Operations, page 16

6.   We note your response to comment 5 in our letter dated August 31, 2011. Although PCARR does not represent total expected net services revenue, it still appears to consider future economic performance since it incorporates estimates for cost sharing credits, incentive payments, and fees for other services that are not contractually assured at the time the measure is released. Thus, in addition to your proposed disclosure to separately quantify the portion of PCARR related to base fees, incentive fees, and other services, we believe you should provide a discussion clarifying the portion that is based on estimates, how those estimates are derived and any significant changes to assumptions during the period. Also, please address how management modifies assumptions as necessary when current customer activity differs from the historical trends used in developing your estimates. Provide us with your proposed disclosure.

7.   Please clarify if the PCARR calculation considers contract expirations; if renewal rates are assumed, please disclose this and your basis for the renewal rates assumed. Clarify if

signed agreements are in place at the end of the reporting period for any renewals included in your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant